CNB CORPORATION
BOARD OF DIRECTORS

Harold G. Cushman, Jr., *Chairman*

James W. Barnette, Jr.
William R. Benson
Harold G. Cushman, III
W. Jennings Duncan
Edward T. Kelaher

William O. Marsh
George F. Sasser
Lynn G. Stevens
John C. Thompson

CONWAY NATIONAL BANK OFFICERS

W. Jennings Duncan . . . . President
L. Ford Sanders, II. . . . . Executive Vice President
William R. Benson . . . . Senior Vice President
Marion E. Freeman, Jr.. . . . . Senior Vice President
Phillip H. Thomas . . . . Senior Vice President
M. Terry Hyman . . . . Senior Vice President
Raymond Meeks . . . . Vice President
A. Mitchell Godwin . . . . Vice President
Jackie C. Stevens . . . . Vice President
Betty M. Graham . . . . Vice President
F. Timothy Howell . . . . Vice President
E. Wayne Suggs . . . . Vice President
Janice C. Simmons . . . . Vice President
Patricia C. Catoe . . . . Vice President
W. Michael Altman . . . . Vice President
Boyd W. Gainey, Jr.. Vice President
William Carl Purvis. . . . . Vice President
Bryan T. Huggins . . . . Vice President
Virginia B. Hucks . . . . Vice President
W. Page Ambrose . . . . Vice President
L. Ray Wells . . . . Vice President
L. Kay Benton . . . . Vice President
Richard A. Cox . . . . Vice President
Gail S. Sansbury . . . . Vice President
Roger L. Sweatt . . . . Vice President
Tammy L. Scarberry. Vice President
Timothy L. Phillips . . . . Assistant Vice President
Helen A. Johnson . . . . Assistant Vice President
Elaine H. Hughes . . . . Assistant Vice President
Gwynn D. Branton . . . . Assistant Vice President
D. Scott Hucks . . . . Assistant Vice President
Jeffrey P. Singleton . . . . Assistant Vice President
C. Joseph Cunningham . . . . Assistant Vice President
Rebecca G. Singleton. . . . . Assistant Vice President
Doris B. Gasque . . . . Assistant Vice President
John H. Sawyer, Jr. . . . . Assistant Vice President
John M. Proctor . . . . Assistant Vice President
Sherry S. Sawyer . . . . Banking Officer
Josephine C. Fogle. . . . . Banking Officer
Debra B. Johnston . . . . Banking Officer
Freeman R. Holmes, Jr. . . . . Banking Officer
Jennie L. Hyman. . . . . Banking Officer
Marsha S. Jordan . . . . Banking Officer
Sylvia G. Dorman . . . . Banking Officer
Marcie T. Shannon . . . . Banking Officer
Caroline P. Juretic . . . . Banking Officer
Sheila A. Johnston . . . . Banking Officer
Nicole W. Bearden . . . . Banking Officer
Janet F. Carter . . . . Banking Officer
Dawn L. DePencier. . . . . Banking Officer
Steven D. Martin. . . . . Banking Officer
Carol M. Butler . . . . Banking Officer
W. Eugene Gore, Jr.. . . . . Banking Officer
James P. Jordan, III . . . . Banking Officer
Bonita H. Smalls. . . . . Banking Officer
P. Alex Clayton, Jr.. Banking Officer
Jeremy L. Hyman . . . . Banking Officer
Adam C. Rabon . . . . Banking Officer

TO OUR SHAREHOLDERS AND FRIENDS:

The U.S. national economic recovery continued through the fourth quarter of 2010. The Bureau of Economic Analysis, a division of the U.S. Department of Commerce, has indicated in its Second Advance Estimate that real gross domestic product (GDP) increased at an annual rate of 2.8% for the fourth quarter of 2010, up from an annual rate of 2.6% for the third quarter. The increase in the growth rate of real GDP in the fourth quarter reflects positive contributions from personal consumption expenditures, exports, and nonresidential fixed investment that were partly offset by negative contributions from private sector inventory investment and state and local government spending. Locally, the real estate sector fell in the fourth quarter of 2010 with the total number of real estate transactions decreasing approximately 12% as compared to the fourth quarter of 2009. This is a decline from the approximate 1% decline and 35%, and 35% increases experienced for the third, second, and first quarters of 2010, respectively, in comparison to the same periods in 2009. The banking industry has continued to experience significant difficulties, with 157 bank failures occurring nationally in 2010 compared to 140 for 2009, and 25 for 2008. For 2010, Conway National maintained a solid financial position. However, operating results remained below historical performance.

Net income for the year ended December 31, 2010 totaled $1,040,000, down 79.5% from the net income of $5,067,000 earned for the year ended December 31, 2009. Although the Company incurred historically low profitability for 2010, the Bank performed well in comparison to the combined operating results of all South Carolina banks, which posted a combined return on average assets of (.39)%. On a per share basis, earnings declined 79.5% from $3.03 for 2009 to $.62 for 2010 representing a return on average assets of .11% and a return on average equity of 1.18% as compared to .56% and 5.91%, respectively, for 2009.

Total assets declined to $911.3 million at December 31, 2010, a decrease of 1.0% from December 31, 2009, and capital stood at $86.3 million at December 31, 2010 compared to $87.4 million at December 31, 2009. Total deposits were $718.1 million at December 31, 2010, an increase of 1.8% from $705.3 million for the previous year. The Bank experienced a decrease in repurchase agreements, which decreased 5.3% from $104.7 million at December 31, 2009 to $99.2 million at December 31, 2010. Loans totaled $534.2 million at December 31, 2010, a decrease of 7.9% from December 31, 2009; and investment securities were $296.1 million, an increase of 29.0% from the prior year. The changes in total assets, total deposits, and repurchase agreements from 2009 to 2010 reflect management's planned efforts to control growth during this period of soft loan demand.

Net income for the year ended December 31, 2010 of $1,040,000 is significantly lower than historical returns experienced by the Bank. Bank earnings are primarily the result of the Bank's net interest income, which decreased 4.7% to $30,337,000 for 2010 from $31,818,000 for 2009. Other factors which affect earnings include the provision for possible loan losses, noninterest expense, and noninterest income. The provision for possible loan losses increased significantly, 53.1%, from $8,748,000 for 2009 to $13,397,000 for 2010. The allowance for loan losses, as a percentage of gross loans, was increased to 2.18% at December 31, 2010 as compared to 1.58% at December 31, 2009. Noninterest expense decreased 2.8% from $24,069,000 for 2009 to $23,405,000 for 2010; and noninterest income decreased 7.7% from $8,179,000 to $7,549,000 for the same periods, respectively. Noninterest expense decreased primarily due to decreased salaries and employee benefits expense and FDIC deposit insurance assessments, which decreased 4.9% and 28.6% from 2009 to 2010, respectively. The decrease in FDIC deposit insurance assessments was due to the lack of a special assessment, which the industry incurred in 2009, and which was not assessed in 2010. The decreases in noninterest expense were partially offset by increased examination and professional fees and the net cost of operation of other real estate owned from 2009 to 2010. Noninterest income decreased primarily due to decreased gains on sales of investment securities and decreased other operating income.

With the national and local economies expected to remain subdued throughout 2011, we anticipate that profitability will remain below historical levels, but should improve moderately from 2010 levels; and, at the same time, expect that the Bank will continue to grow, further strengthen, and generally prosper. Although the Bank's credit concerns have remained moderate in comparison to the magnitude of non-performing assets in the industry and local markets, we will continue to address credit concerns during 2011. Loan losses leveled in the third quarter of 2010 and began to decline in the fourth quarter of 2010. Loan losses are expected to remain above historical levels during 2011, but at levels lower than those experienced during 2010.

Although the national and local economies have begun to show some strengthening, much uncertainty remains about the sustainability and speed of the current recovery. However, we are confident that your bank will continue steadfast and strong through, what is hoped to be, the closing year of this difficult period. The Bank has been well positioned and prepared to meet future demands and opportunities.

Conway National continues to maintain a substantial financial position and profitability which compare favorably to local markets. Conway National remains dedicated to its conservative and prudent banking practices; and, as always, we are very appreciative of your continued support. We look forward to the future and continuing to build your bank steeped in our traditions of exceptional customer service, trust, and dedication to all of the communities we serve.

W. Jennings Duncan, President
CNB Corporation and The Conway National Bank

CNB CORPORATION
and
THE CONWAY NATIONAL BANK



FINANCIAL REPORT

DECEMBER 31, 2010

www.conwaynationalbank.com

CNB CORPORATION AND SUBSIDIARY
Conway, South Carolina

CONSOLIDATED BALANCE SHEETS
(Unaudited)

ASSETS:	Dec. 31, 2010	Dec 31, 2009
Cash and cash equivalents:		
Cash and due from banks	$ 20,699,000	$ 25,879,000
Due from Federal Reserve Bank, balance in excess of requirement	11,818,000	36,765,000
Federal funds sold	14,000,000	14,000,000
Total cash and cash equivalents	46,517,000	76,644,000
Investment securities available for sale	275,381,000	214,615,000
Investment securities held to maturity (fair value $20,784,000 in 2010 and $15,165,000 in 2009	20,678,000	14,949,000
Other investments, at cost	2,729,000	3,041,000
Loans	534,186,000	579,796,000
Less allowance for loan losses	(11,627,000)	(9,142,000)
Net Loans	522,559,000	570,654,000
Premises and Equipment	22,088,000	23,251,000
Other real estate owned	5,476,000	1,622,000
Accrued interest receivable	4,650,000	5,498,000
Other assets	11,193,000	10,367,000
Total assets	$ 911,271,000	$ 920,641,000
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 108,031,000	$ 96,834,000
Interest-bearing	610,109,000	608,436,000
Total deposits	718,140,000	705,270,000
Securities sold under agreement to repurchase	99,153,000	104,654,000
United States Treasury demand notes	2,324,000	650,000
Federal Home Loan Bank advances	-	15,000,000
Other liabilities	5,321,000	7,638,000
Total Liabilities	824,938,000	833,212,000
Stockholders' Equity:		
Common stock, $5 par value; authorized 3,000,000; outstanding 1,664,622 in 2010 and 1,677,233 in 2009	8,323,000	8,386,000
Capital in excess of par value of stock	50,486,000	51,418,000
Retained earnings	27,660,000	26,620,000
Accumulated other comprehensive income/(loss)	(136,000)	1,005,000
Total stockholders' equity	86,333,000	87,429,000
Total liabilities and stockholders' equity	$ 911,271,000	$ 920,641,000

CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	For The Year Ended	
INTEREST INCOME:	Dec. 31, 2010	Dec. 31, 2009
Interest on loans and fees on loans	$ 34,382,000	$ 37,170,000
Interest on investment securities:		
Taxable investment securities	4,235,000	5,432,000
Nontaxable investment securities	1,170,000	1,219,000
Other securities	17,000	20,000
Interest on federal funds sold and Federal Reserve Bank balances in excess of required balance	153,000	106,000
Total interest income	39,957,000	43,947,000
INTEREST EXPENSE:		
Interest on deposits	8,647,000	10,668,000
Interest on securities sold under agreement to repurchase	791,000	1,121,000
Interest on other short-term borrowings	182,000	340,000
Total interest expense	9,620,000	12,129,000
Net interest income	30,337,000	31,818,000
Provision for loan losses	13,397,000	8,748,000
Net interest income after provision for loan losses	16,940,000	23,070,000
Noninterest income:		
Service charges on deposit accounts	3,541,000	3,530,000
Gains on sales of securities	1,066,000	1,576,000
Other operating income	2,942,000	3,073,000
Total noninterest income	7,549,000	8,179,000
Noninterest expense:		
Salaries and employee benefits	13,315,000	14,005,000
Occupancy expense	3,340,000	3,313,000
Examination and professional fees	994,000	778,000
FDIC deposit insurance assessments	1,176,000	1,648,000
Net cost of operation of other real estate owned	454,000	149,000
Other operating expenses	4,126,000	4,176,000
Total noninterest expense	23,405,000	24,069,000
Income before income taxes	1,084,000	7,180,000
Income tax provision	44,000	2,113,000
Net Income	$ 1,040,000	$ 5,067,000
Per share:		
Net income per weighted average shares outstanding	$ .62	$ 3.03
Cash dividend paid per share	$ 0	$ 1.25
Book value per actual number of shares outstanding	$ 51.86	$ 52.13
Weighted average number of shares outstanding	1,671,568	1,672,527
Actual number of shares outstanding	1,664,622	1,677,233

Member Federal Reserve System • Member FDIC